Exhibit 21.1

Real Goods Solar, Inc.

Subsidiaries	State or Country of Incorporation or Registration
Real Goods Energy Tech, Inc.(1)	Colorado
Real Goods Trading Corporation(2)	California

(1)	Owned by Real Goods Solar, Inc.
(2)	Owned by Real Goods Energy Tech, Inc.

This list may omit subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.